Exhibit 7.1

This form cannot be hand written.

State of Utah DEPARTMENT OF COMMERCE Division of Corporations & Commercial Code Articles of Amendment to Articles of Incorporation (Profit)

Entity Number:	1013424-0142

Non-Refundable Processing Fee: $37.00

Pursuant to UCA §16-10a part 10, the individual named below causes this Amendment to the Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and states as follows:

1. The name of the corporation is:	Saddle Ranch Media, Inc.

2. The date the following amendment(s) was adopted:	July 8, 2024

3. If changing the corporation name, the new name of the corporation is:

4. The text of each amendment adopted (include attachment if additional space needed):

The number of authorized shares of common stock is increased from 15,000,000,000 to 17,500,000,000

5. If providing for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

6. Indicate the manner in which the amendment(s) was adopted (mark only one):

✔	Adopted by Incorporators or Board of Directors – Shareholder action not required.

Adopted by Shareholders – Number of votes cast for amendment was sufficient for approval.

7. Delayed effective date (if not to be effective upon filing) ______________(MM-DD-YYYY not to exceed 90 days) Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.

By:

Title:	Director
Date:	07/08/2024

Under GRAMA {63G-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

Mailing/Faxing Information:www.corporations.utah.gov/contactus.html Division’s Website:www.corporations.utah.gov

08/23